                                                                  EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

            Nine Months
               Ended
            September 30,                                 Year Ended December 31,
  --------------------------------         -----------------------------------------------
          2001        2000                 2000      1999       1998      1997       1996
          ----        ----                 ----      ----       ----      ----       ----
          8.0X        7.6X                 6.7X      6.9X       6.8X      7.3X     8.1X 1/

For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.

1/ The ratio for 1996 includes the gain from the sale of the St. Louis Cardinals Major League Baseball Club, which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 7.9X.
